

June 17, 2010

Jesse Keller
Chief Executive Officer
Appiphany Technologies Holdings Corp.
403 – 1630 Pandosy St.
Kelowna, BC, Canada V1Y 1P7

> Re: **Appiphany Technologies Holdings Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 11, 2010**
>   **File No. 333-167453**

Dear Mr. Keller:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note on May 1, 2010, you entered into a share exchange agreement with Appiphany Technologies Corp. pursuant to which you acquired all of the issued and outstanding shares of Appiphany Technologies Corp. in exchange for 1.5 million shares of the company's common stock. Revise to include audited financial statements for Appiphany Technologies Corp. pursuant to Rule 8-04 of Regulation S-X and pro forma financial information pursuant to Rule 8-05 of Regulation S-X.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

Jesse Keller
Appiphany Technologies Holdings Corp.
June 17, 2010
Page 2

        You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have
questions. If you need further assistance you may call the undersigned at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile (619) 399-3090
        Wade D. Huettel, Esq.
        Carillo Huettel, LLP